Exhibit 99.1

Vermilion Energy Inc. Announces the Appointment of a New Board Member

CALGARY, AB, Oct. 18, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce the appointment of Mr. James J. Kleckner Jr. to our Board of Directors.

Mr. Kleckner has more than 35 years of experience in various executive and senior leadership roles. He was most recently Chief Executive Officer of Jagged Peak Energy with a focus on production and development in the Permian Basin, achieving production of approximately 50,000 boe/d prior to it being acquired by Parsley Energy. Prior to that, Mr. Kleckner held a number of executive positions with Anadarko Petroleum Corporation, including Executive Vice President, International Operations and Vice President, Operations. From 1999 through 2006, he was Vice President, US Onshore & International Operations with Kerr McGee Corporation.  He has extensive operational and technical experience in US onshore resource plays and international oil and gas operations. During his career, he held leadership roles responsible for a full range of exploration, development, production and operational priorities, including mergers and acquisitions, health safety and environment, community and government relations and enterprise risk management.

Mr. Kleckner currently serves as a member of the Board of Directors for Great Western Petroleum, a private company. Previously, he served as a member of the Board of Directors of Jagged Peak Energy and Parsley Energy Inc. Mr. Kleckner also served as a Board member of two private companies: Delonex Energy Limited and Hawkwood Energy LLC. He has served on the Industry and Advisory Board of the School of Energy Research at the University of Wyoming, the Petroleum Engineering Advisory Board at the Colorado School of Mines, the Executive Board for the Colorado Oil and Gas Association, and the Executive Board for the Independent Petroleum Association of Mountain States.

Mr. Kleckner holds a B.Sc. in Petroleum Engineering from the Colorado School of Mines and is a member of the Society of Petroleum Engineers.

We are excited to welcome Mr. Kleckner to our Board of Directors, and look forward to the contributions his diverse skills, perspectives and expertise will make to Vermilion's ongoing success..

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas. We have been recognized as a strong performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 18-OCT-21